

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2012

Mr. James B. Miller
Chairman and Chief Executive Officer
Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305

> **Re: Fidelity Southern Corporation**
> **Registration Statement on Form S-1**
> **Filed April 26, 2012**
> **File No. 333-180963**

Dear Mr. Miller:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide an analysis as to how registering the resale of depositary shares, which have not yet been issued to Treasury, is permissible under Rule 415(a)(1)(i).

2. Your current legality opinion does not address the issuance of depository shares. As a general rule, counsel's signed legality opinion regarding such issuance must be filed as an exhibit to the registration statement before it becomes effective, and it may not be subject to any unacceptable qualifications, conditions or assumptions. Please tell us whether counsel will be able to provide an unqualified opinion with respect to the depositary shares prior to effectiveness.

Prospectus Cover Page

3. As the preferred shares do not have a market, revise to price the securities.

4. Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

Incorporation By Reference, page 3

5. Revise the list of incorporated materials so that it is current at the time of effectiveness, including for your first quarter Form 8-K dated 5/1/2012.

The Offering, page 5

6. Revise under "Redemption" to indicate if the Company has the current intention to redeem the preferred in the near future or before February 15, 2014. In addition, disclose the amount of additional capital the Company will need under applicable TARP rules to be in a position to request redemption.

7. Revise under "Voting Rights" to disclose how the nomination process will work in the event that 2 directors are to be added.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Mike Clampitt
Senior Attorney

By Email: Jackie G. Prester
          jprester@bakerdonelson.com